Exhibit 99.2
COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI

CP NO. 1/2009
CA NO. 330/2009

PRESENT: SH. BALASUBRAMANIAN CHAIRMAN
ATTENDANCE-CUM-ORDER SHEET OF THE HEARING OF PRINCIPAL BENCH OF THE COMPANY LAW BOARD ON 06.07.2009 AT 5.00 P.M.
NAME OF THE COMPANY : M/S SATYAM COMPUTER SERVICES LTD. & ORS.
SECTION OF THE COMPANIES ACT: 388B/397/398/408

S. NO.	NAME	DESIGNATION	REPRESENTATION	SIGNATURE

1.	SANJAY SHOREY	DDJ	UOI

2.	VINOD SHARMA	DDJ	UOI

3.	R.K. MEENA	DDJ	UOI

4.	PALLAVI S. SHROFF		R.NO.1

5.	JASLEEN K. OBEROI		R.NO.1

6.	DHRUV MADAN		R.NO.1

7.	ANAND S. PATHAK		TECH MAHINDRA & VENTUREBAY

8.	AMIT K. MISHRA		TECH MAHINDRA & VENTUREBAY

9.	ASHWINI CHAWLA		TECH MAHINDRA & VENTUREBAY
Application mentioned. The Company is authorized to issue and allot 19,86,98,498 equity shares of Rs. 2 each at a premium of Rs. 56/- to M/s Venturebay, on preferential basis in terms of Section 81(1)A.

The Board of the Company is authorized to appoint statutory auditors to conduct and carry out statutory audit of the Company for the year 2009-2010 subject to ratification by the general body as and when AGM is held.
The reliefs will be considered later after the Central Government files its reply to the application.
By 14.07.09. Compliance of the same to be reported.